Back | **2006-10-02, 13:55:36, EDT**

Insider: Naroola.R   **Issuer:** EnerNorth Indus   **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		15000	2006-01-23	51 - Exercise of options	-6200	8800
Common Shares		8800	2006-01-25	51 - Exercise of options	-2400	6400
Common Shares		6400	2006-01-25	51 - Exercise of options	-2400	4000
Common Shares		4000	2006-01-25	51 - Exercise of options	-4000	0